CONVESIO

## We make enterprise level WordPress website hosting available to everyone.



convesio.com   Walnut Creek 🐦                    Technology   Female Founder   B2B   SaaS

## Highlights

1. WordPress runs 33.2% of the entire internet - approx 75M websites.

2. Managed hosting is expected to grow to $75.6B in 2020.

3. New technology, different from other managed hosting providers, at affordable prices.

4. Already built, in beta and has very happy users providing great feedback. Ready to go to market!

5. Hosting 500+ websites, with more than 90 million requests per month, and increasing each day.

6. Deployed 5 clusters: 3 in N. America and 2 in the UK.

7. Enable design agencies to harness the power of cloud providers, like Amazon, without the headache, resources, or heavy price tag.

## Our Team



**Thomas Fanelli**   Founder/CEO

Multiple Tech Startups, 1 Successful Exit & IPO and Extensive Hosting & WordPress Background. Executive Positions at Leading Technology Providers: SVP, RealPage (RP), VP Product, Deluxe (DLX).

Our founder has spent the last 15 years working in agencies and scaling high volume website platforms and hosting. Frustrated by the lack of innovation in the WordPress hosting space, he set out to build a solution that would re-invent WordPress hosting using the latest technologies for a price attractive to WordPress agencies and enterprises.



**Elizabeth Bochner**   Co-Founder, COO

Multiple Startups, Extensive Web Experience including Manager of Custom Websites at RealPage (RP) and Director, Product Management Strategy & Ops. at Deluxe (DLX).



**Dyutiman Chakraborty**   Co-Founder, Chief Architect

14 Years Experience in Node.JS, Docker Containers, Orchestration, and Server Automation.



**David DeFino**   Engagement Manager

Over 15 years of WordPress support, content marketing, and social media experience.



**Connor Cahill**   Software Engineer

Full stack developer with extensive WordPress, hosting, and agency background.



**Lori Taylor**   Sales Operations

Optimizing sales operations, lead generation, and CRM management.



**Scott Roberts**   Infrastructure Support Manager

15+ Years of server administration, support, and management so scalable WordPress systems.



**Joe Cress**   Platform Sales Engineer

## Our Story

What keeps you up at night? For a lot of website agency owners, it's that ever-present anxiety that comes with managing client sites, and having to drop everything at a moment's notice when a client calls, often at the worst possible times. It's knowing that your client sites are vulnerable, and it's that nagging worry in the back of your mind that your backups might not be working.

As the founder of Convesio, I know this anxiety all too well. For the last two decades, I have been helping businesses establish and thrive online. Over the years, I have switched web hosts dozens of times, in hope that I would find a host that was as obsessive about uptime, performance, and security as I was. As technology progressed, it seemed like web hosting providers were frozen in time, with little motivation to truly innovate.



Tired and frustrated, I decided to build it myself.

I was committed to rethinking how a WordPress tech stack would operate. Every component needed to utilize the latest tech and be optimized to get every drop of performance out of WordPress. This would need to be custom built, no cPanel or out of the box server configuration or management tools. It needed to be simple to use, affordable, secure, and scalable, with the ability to handle millions of visitors per site. After thousands of hours, endless cups of coffee, and a too many sleepless nights, Convesio was born.



Convesio is next generation of managed WordPress hosting; the first self-healing, autoscaling, platform-as-a-service for creating and managing WordPress sites.



## Downloads

Convesio-Dashboard.pdf

Convesio-Backups.pdf

Convesio-Cache-Settings.pdf

Convesio-Manage-Sites.pdf

Convesio-SSL-Manager.pdf

Convesio-Create-WordPress-Instance.pdf

Convesio Investor Pitch Deck- WeFunder.pdf